NETWORK 1 FINANCIAL SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Together with Independent Auditor's Report

As of and for the Year Ended June 30, 2025

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SEC FILE NUMBER
8-29471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Network 1 Financial Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Bridge Ave. Suite 241
(No. and Street)

Red Bank	New Jersey	07701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William R. Hunt, Jr.	(732)758-9001	bhunt@netw1.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Hunt, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Network 1 Financial Securities, Inc., as of June 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



Nawrocki**Smith**

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Network 1 Financial Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Network 1 Financial Securities, Inc. (the "Company") as of June 30, 2025, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Network 1 Financial Securities, Inc. as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Network 1 Financial Securities, Inc.'s auditor since 2017.

Hauppauge, New York
September 18, 2025

Nawrocki Smith LLP

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of June 30, 2025

ASSETS

Cash and cash equivalents	$	6,639,182
Deposit with clearing organization		127,398
Due from affiliates, net		1,576,457
Advances to registered representatives, net		469,485
Due from clearing organizations		1,717,869
Securities, at fair value		4,198,587
Property and equipment, net		22,398
TOTAL ASSETS	$	14,751,376

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable	$	2,141,041
Lease Liability		10,897
Accounts payable, accrued expenses and other liabilities		4,142,714
TOTAL LIABILITIES	$	6,294,652

STOCKHOLDERS' EQUITY

Series A Preferred stock, $1.00 par value, 8% coupon; 1,000,000 shares authorized; 215,000 shares issued and outstanding	215,000
Series B Preferred stock, $1.00 par value; 4,000,000 shares authorized; none issued and outstanding	-
Common stock, Class A $.01 par value; 10,000,000 shares authorized; 1,643,930 shares issued and 1,141,430 outstanding	16,439
Common stock, Class B $.01 par value, 2,000,000 shares authorized; 150,878 shares issued and 140,528 shares outstanding	1,509
Common Stock, Class C $.01 par value; 3,000,000 shares authorized; none issued and outstanding	-
Additional Paid-in capital	2,015,391
Treasury stock at cost; Class A 502,500 shares and Class B 10,350 shares	(5,129)
Accumulated profit	6,213,514
TOTAL STOCKHOLDERS' EQUITY	8,456,724
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $	14,751,376

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended June 30, 2025

REVENUES

Commissions	$	6,509,020
Mutual Fund fees		597,344
Investment advisory		871,435
Investment banking		11,740,184
Underwriting fees		3,538,802
Net dealer inventory gain		2,090,075
Interest and dividends		223,697
Transfer fees and clearing services		736,535
Total Revenues		26,307,092

OPERATING EXPENSES

Commissions	17,747,939
Employee compensation and benefits	2,183,699
Office expenses	86,881
Clearing fees	546,307
Occupancy and related expenses	445,832
Communications and data processing	783,920
Professional fees	2,140,587
Licenses and permits	62,517
Bad debt expenses	210,000
Interest	-93
Depreciation and amortization	5,236
TOTAL OPERATING EXPENSES	24,212,825
NET INCOME BEFORE INCOME TAXES	2,094,267
PROVISION FOR INCOME TAXES	38
NET INCOME	2,094,229

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2025

| | | Preferred Stock | | Class A Common Stock | | Class B Common Stock | | Additional Paid-In | Treasury Stock at | Accumulated | |
		Shares	Amount	Shares	Amount	Shares	Amount	Capital	Cost	Profit	Total
BALANCE	July 1, 2024	$215,000 $	$215,000	$1,643,930 $	$16,439	$150,878 $	1,509 $	2,015,391 $	(5,129) $	4,119,285 $	6,362,495
NET INCOME		-	-	-	-	-	-	-	-	2,094,229	2,094,229
BALANCE	June 30, 2025	$215,000 $	$215,000	$1,643,930 $	$16,439	$150,878 $	1,509 $	2,015,391 $	(5,129) $	6,213,514 $	8,456,724

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	2,094,229
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization		5,236

Changes in operating assets and liabilities

Deposit with clearing organization	19,292
Due from affiliates	(172,417)
Lease Liability	17,177
Advances to registered representatives	50,623
Commissions payable	1,299,260
Due from clearing organization	(1,317,681)
Accounts payable, accrued expenses and other liabilities	352,217
TOTAL ADJUSTMENTS	253,707
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,347,936

CASH FLOWS USED IN INVESTING ACTIVITIES

Purchase of property and equipment	(25,549)
Change in Investments	(1,336,566)
NET CASH USED IN INVESTING ACTIVITIES	(1,362,115)

CASH FLOWS USED BY FINANCING ACTIVITIES

Repayment of lease obligations	6,954
NET CASH USED BY FINANCING ACTIVITIES	6,954
NET INCREASE IN CASH AND CASH EQUIVALENTS	978,867
CASH AND CASH EQUIVALENTS - Beginning of year	5,660,315
CASH AND CASH EQUIVALENTS - End of year	6,639,182

(the accompanying notes are integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
AS OF JUNE 30, 2025

NOTE 1 - ORGANIZATION

Network 1 Financial Securities, Inc. (the "Company") was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. In addition the Company participates in distribution of securities as underwriter or selling groups member, and private placements of securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Customer security transactions and the related commission income and expense are recorded as of the trade date. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers who are financing their transaction on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm. The interest is billed on the average daily balance of the margin account.

Net dealer inventory gains result from securities transactions entered into for the account and risk of the Company. Net dealer inventory gains are recorded on a trade date basis.

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
AS OF JUNE 30, 2025

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it does not make a market, and charges commissions based on the services the Company provides to its customers. In executing customer orders to buy or sell a security in which the Company makes a market, the Company may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down. The Company may also act as agent and execute a customer's purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission. Mark-ups, mark-downs and commissions are generally priced competitively based on the services it provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by the FINRA. The Company receives fees for variable annuities and insurance as well as management fees from affiliates in which its RR's jointly registered. The Company receives fees for investment banking and underwriting services, mutual funds, and market making activities as well as clearing fees from its clearing firm.

Marketable securities are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Fair Value of Financial Instruments

The Company adopted the provisions of ASC 820, "Fair Value Measurements", which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. As of June 30, 2025, the Company has categorized its financial assets and liabilities measured at fair value into a three-level hierarchy in accordance with ASC 820.

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
AS OF JUNE 30, 2025

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated futures cash flows (discounted and with interest charges), the loss is located to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the year ended June 30, 2025.

Concentrations of Credit Risk

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying balance sheet, and/or (iii) charged as an expense in the accompanying statements of operations, based on the particular facts and circumstances.

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

The Company maintains cash with major financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 cash at each institution. At times such amounts may exceed the FDIC limits. At June 30, 2025 the Company had uninsured cash bank balances of $5,906,079. The Company believes it is not exposed to any significant credit risks for cash.

Advances to Registered Representatives

The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statements of operations. As of June 30, 2025, there were no advances to registered representatives that were considered uncollectible.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

In accordance with ASC 740 "Income Taxes", the Company accounts for income taxes under the liability method. Deferred income tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. The Company periodically assess whether it is more likely than not that they will generate sufficient taxable income to realize the deferred tax assets. The Company records a valuation allowance, as necessary, to reduce the deferred tax assets to the amount of future tax benefit that The Company estimates is more likely than not to be realized. The Company believes that their estimates are reasonable; however, the final outcome of tax matters may be different from than the estimates reflected in their financial statements.

The Company records tax benefits for positions that they believe are probable of being sustained under such examinations. Regularly, the Company assesses the potential outcome of such examinations to determine the adequacy of their income tax accruals. The Company adjusts their income tax provision during the period in which they determine that the actual results of the examinations may differ from their estimates. Changes in tax laws and rates are reflected in their income tax provision in the period in which they occur.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET

The following table shows the market values of the Company's investment securities owned and securities sold, but not yet purchased as of June 30, 2025

	Securities Owned	Securities Sold but not Purchased
Securities (other than clearing firm deposit)	$4,198,587	$0

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected in the statement of financial condition. As of June 30, 2025, the Company had $0 securities sold, but not yet purchased.

NOTE 4 – DEPOSIT WITH CLEARING ORGANIZATION

The following represents amounts on deposit with Axos Clearing ("Axos"), in the Company's clearing broker inventory account:

Cash	$	127,398
Marketable securities, net of fair value adjustment of $(82,007)		35,434
Total	$	162,832

The marketable securities are primarily comprised of corporate stocks. Marketable securities on deposit with Axos are reflected at fair value. The Company is required to maintain a deposit balance of $250,000 with Axos of cash and securities.

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
AS OF JUNE 30, 2025

NOTE 5 – DUE FROM AFFILIATES

As of June 30, 2025, due from affiliates consisted of the following:

Network 1 Financial Group Corp. (*)	$	4,282,485
Network 1 Financial Capital Management LLC (*)		38,317
Network 1 Financial Advisors LLC (*)		250
		(2,744,595)
Total	$	1,576,457

(*) Represents amounts due from an affiliate whose officers and shareholders are officers and indirect shareholders of the

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following at June 30, 2025

Equipment and leases	$	322,431
Furniture and fixtures		84,638
Total		407,069
Less: accumulated depreciation and amortization		(384,671)
Property and Equipment - Net		22,398

Depreciation and amortization expense for the year ended June 30, 2025 was $5,236

NOTE 7 – LEASE OBLIGATION

The asset and liability under the leases are recorded at the present value of the minimum lease payments.

Amortization of assets held under the lease is included in depreciation expense.

At June 30, 2025, the future lease payments under the leases are as follows:

Fiscal Year Ending June 30,		Amount
2026		4,207
2027		4,207
2028		2,483
Total minimum lease payments	$	10,897

NOTE 8 – BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401K profit sharing plan that covers substantially all of its employees. The plan provides for a discretionary annual contribution, and is allocated in proportion to compensation. In addition, each participant may elect to contribute to the Plan by way of a salary deduction. An employee becomes fully vested in the Company's contribution after 6 years. A participant is fully vested in their own contributions. For the year ended June 30, 2025, the Company reserved $35,000 as discretionary contribution to the Plan.

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
AS OF JUNE 30, 2025

NOTE 9 – STOCKHOLDERS' EQUITY

Shares Authorized

The Company's authorized number of shares of capital stock is 20,000,000 issuable in series with rights, preferences, privileges and restrictions as determined by the Board of Directors.

Series A Preferred Stock

As of June 30, 2025, the Company has 1,000,000 shares authorized, of 8% Series A preferred stock $1.00 par value, and 215,000 shares are issued and outstanding.

The Series A preferred stock is redeemable at the option of the Company's Board of Directors at 125% of the issuance price plus any dividends earned but unpaid and after one year outstanding. The Series A preferred stock is non-voting and non-cumulative. Of the 215,000 shares issued, 99,000 shares are owned by National Financial Services Group, Inc., an affiliated company, whose officers and shareholders are officers and shareholders of the Company and 31,000 were owned by HT Ardinger and Son, an indirect owner of the Broker Dealer. An additional 25,000 shares are owned by Network 1 Financial Advisors, Inc. an affiliate of the Broker-Dealer and controlled by William R Hunt Jr. For the year ended June 30, 2025, the Company paid no dividends with respect to the preferred stock.

The preferred stock shareholders are entitled to a bonus dividend at the discretion of the Board of Directors based on the profitability of the firm's market making investment activities minus certain deductions. No bonus dividends were declared for the year ended June 30, 2025

Series B Preferred Stock

As of June 30, 2025, the Company has 4,000,000 shares authorized, of Series B preferred stock $1.00 par value, none issued and outstanding. The class B preferred stock is non-voting.

Class A Common Stock

As of June 30, 2025, the Company has 10,000,000 shares of class A common stock, $0.01 par value authorized. 1,643,930 shares are issued and 1,141,430 shares are outstanding. The class A common stock is voting.

Class B Common Stock

As of June 30, 2025, the Company has 2,000,000 shares of class B common stock, $0.01 par value authorized, 150,878 shares are issued and 140,528 shares are outstanding. The class B common stock is non-voting and is convertible to class A voting stock on a 1:1 ratio upon 75%-member approval of the Board of Directors.

Class C Common Stock

As of June 30, 2025, the Company has 3,000,000 shares of class C common stock, $0.01 par value authorized, none issued and outstanding. The class C common stock is non-voting.

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
AS OF JUNE 30, 2025

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in other legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company currently is involved in a legal proceeding as follows:

On or about April 25, 2023 the Company was named in an arbitration. The Claimants is seeking relief in the amount of $343,000 for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. This case has been withdrawn.

On or about August 10, 2023 the Company was named in an arbitration. The Claimants is seeking relief an unspecified amount for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. This case is scheduled for a hearing September 2025.

On or about January 8, 2024 the Company was named in an arbitration. The Claimants is seeking relief in the amount of $500,000 for losses that may have occurred in their brokerage account serviced by a registered rep that was associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. This case was settled on February 13, 2025 for $45,000 which has been paid in full.

On or about June 11, 2024 the Company was named in an arbitration. The Claimants is seeking relief an unspecified amount for losses that may have occurred in their brokerage account serviced by a registered rep that was associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. This case is still in discovery.

On or about March 19, 2024 the Company was named as one of the parties in a class action suit filed by a claimant not associated with the firm concerning an IPO the Firm co-underwrote in 2021. The Claimants is seeking relief an unspecified amount for losses that may have occurred due to inadequate disclosures in the offering circular. The Company has notified the affected public company that it intends to exercise the indemnification clause in the underwriting agreement for reimbursements of legal costs associated with defending this suit. The affected public company has agreed to provide such. The Company has retained counsel to vigorously defend itself. The firm has reserved $137,500 as an initial liability for potential legal fees that may occur in the defense of itself against these claims. On August 7, 2025 a settlement hearing was conducted where an agreed upon settlement was presented to the court. The court has approved the settlement. The Firm will not be liable for the payment of the settlement and will be released with prejudice.

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
AS OF JUNE 30, 2025

NOTE 10 – COMMITMENTS AND CONTINGENCIES - (Continued)

On or about October 12, 2024 the Company was named in an arbitration. The Claimants is seeking relief amount of $60,000 for losses that may have occurred in their brokerage account serviced by a registered rep that is no longer associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. This case is still in the discovery phase.

In or about February 2025 the firm was notified of a potential violation of the New Jersey Securities Act for sales practices that took place from 2015 through the present. The Firm has had ongoing discussions with the NJ Bureau of Securities in order to resolve this matter. The Firm has reserved $300,000 in potential legal and settlement costs. There is no assurance that the Firm or the State will come to an agreeable solution of this matter. The discussions are ongoing.

On or about March 1, 2025 the Company was named in an arbitration. The Claimants is seeking relief amount of $51,000 for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. This case is in the discovery phase.

On or about July 1, 2025 the Company was named in an arbitration. The Claimants is seeking relief amount of $162,000 for losses that may have occurred in their brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. This case is in the discovery phase.

On or about June 24, 2024 the Firm entered into negotiations with FINRA concerning events that may have violated certain membership rules. In August 2024 the Firm and FINRA tentatively agreed on an amount of $400,000 fine pending receipt of the AWC and its wording. The Firm received a draft on or about September 23, 2024 and is currently in discussions with FINRA on corrective wording of the AWC. There are no assurances that FINRA or Network 1 will agree on the final wording or the final FINRA review will be approved and accepted. The Company has paid this fine of $400,000 in 2025.

On or about July 2, 2025 the Company was named as one of the parties in a civil suit with 10 other parties, file by a claimant not associated with the firm concerning improper payments to a customer from the customers account while the customer owed the claimant money. The claimant is seeking relief of an unspecified amount for all these alleged unproper payments that may have occurred. The Company has retained counsel to vigorously defend itself. The Firm has reserved $50,000 as an initial liability for potential legal fees that may occur in the defense of itself against these claims.

In determining whether to establish a liability, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined.

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
AS OF JUNE 30, 2025

NOTE 11 – Lease Commitments

The Company leases its corporate office facility month to month under an operating lease with to Network 1 Financial Group, Inc. the Company's parent. Additionally, the Company has three other office facilities, Syosset , NY, Hauppauge ,NY , Massapequa ,NY in which it also leases on a month-to-month lease with Network 1 Financial Group. Rent expense for the year ended June 30, 2025 was $353,125.

NOTE 12 – RELATED PARTY TRANSACTIONS

Network 1 Financial Securities, Inc. maintains an established Expense Sharing Agreement that requires Network 1 Financial Group, Inc. to share in the common operating expenses and pay direct expenses that are billed to Network 1 Financial Group, Inc. Network 1 Financial Securities, Inc. has no operating leases in its name. The allocated expenses are made at the end of each month and are adjusted (if necessary) at the end of every quarter in line with FOCUS reporting. For the year ended June 30, 2025 Network 1 Financial Securities, Inc. paid Network 1 Financial Group, Inc. $354,483. Network 1 Financial Securities, Inc. is related to Network 1 Financial Assurance Corp. a New Jersey insurance agency through common ownership by certain shareholders of the Company for the purpose of conducting insurance business. Network 1 Financial Securities, Inc. is related to Network 1 Financial Advisors, Inc. a New Jersey Registered Investment adviser through common ownership by certain shareholders of the Company for the purpose of coordinating investment advisory services. Network 1 Financial Securities, Inc. is related to Network 1 Capital Management, Inc. and provides quote services that are recorded as an asset, due from affiliates. Network 1 Special Opportunities Fund LLP is a Master Limited Partnership sponsored by Network 1 Capital Management a wholly owned subsidiary of Network 1 Financial Services Group Inc. Network 1 Financial Securities Inc. has a placement agreement with Network 1 Management Company, LLC.

The Firm receives revenue or fees from several affiliated parties where the officers or shareholders are associated with the Firm as follows:

Network I Financial Assurance Corp. $54,441
Network 1 Financial Advisors, Inc. $93,107
Network 1 Special Opportunities LLP $4,310,611

NOTE 13 – FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the amount that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes the following three levels of inputs that may be used:

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
AS OF JUNE 30, 2025

NOTE 13 – FAIR VALUE MEASUREMENTS (Continued)

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs when there is little or no market data available, thereby requiring an entity to develop its own assumptions. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The table below summarizes the fair values of financial assets that are measured on a recurring basis at fair value as of June 30, 2025

	Level 1	Level 2	Level 3	Total
Securities held for resale, at market	$ 3,710,179	452,974	-	4,163,153
Marketable securities with clearing organization	35,434	-	-	35,434
Total	$ 3,745,613	$ 452,974	$ -	$ 4,198,587

NOTE 14 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $100,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of June 30, 2025, the Company's net capital exceeded the requirement by approximately $5,343,875.

-15-

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
AS OF JUNE 30, 2025

NOTE 14 – NET CAPITAL REQUIREMENTS- (Continued)

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exempted provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 15 – Broker Dealer - Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 14), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 18, 2025, the date the financial statements were available to be issued, noting there to be no material subsequent events that have occurred that would require disclosure in this report or would be required to be recognized in the financial statement as of June 30, 2025.

On or about August 28, 2025, the Company was named in an arbitration. The Claimants is seeking relief in the amount of $525,000 refund of monies invested in non-trading alternative investments products which were purchased in a brokerage account serviced by a registered rep that is associated with the Firm. The Company has retained counsel to vigorously defend itself. In addition, the Company carries E&O insurance with a limit of $1,000,000 per alternative investment incident up to a maximum of $3,000,000 per year with a deductible of $250,000 of which legal fees incurred by the Firm are applied to the deductible. This case is in the discovery phase.

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-1 OF THE
SECURTIES AND EXCHANGE COMMISSION
For the Year Ended June 30, 2025

NET CAPITAL

Total stockholders' equity	$	8,456,724
Deductions and/or charges:		
Non-allowable assets:		
Petty Cash		200
Advances to registered representatives		252,598
Property and equipment		22,398
Marketable securities, restricted		452,974
Other Assets		1,793,343
		2,521,513
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES		5,935,211
Haircuts of securities		
Trading and investment securities		
Other securities		171,692
		171,692
NET CAPITAL		5,763,519

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	419,644
Excess net capital	5,343,875

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Commissions payable		2,141,041
Leases		10,897
Accounts payable, accrued expense and other liabilities		4,142,714
TOTAL AGGREGATE INDEBTEDNESS	$	6,294,652
Ratio: aggregate indebtedness to net capital		1.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17-5)

Net capital, as reported in Company's Part II (unaudited, as amended) FOCUS rep $		5,763,519
Net capital per preceding	$	5,763,519

NETWORK 1 FINANCIAL SECURITIES, INC.
OTHER SCHEDULES
For the Year Ended June 30, 2025

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended June 30, 2025, the Company was in compliance with the conditions of exemption.

SCHEDULE III: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for year ended June 30, 2025, the Company was in compliance with the conditions of exemption.

NETWORK 1 FINANCIAL
SECURITIES, INC.

Network 1 Financial Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: a)proprietary trading; b)effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company; c) receiving transaction-based compensation for securities transactions to other broker-dealers, d) participating in public offerings of securities on best effort basis; and the Company (a)did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company; b) did not carry accounts of, or for, customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William R. Hunt, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

September 18, 2025

The Galleria ▪ 2 Bridge Avenue
Suite 241 ▪ Red Bank, NJ 07701-1106
Phone: 732-758-9001 ▪ Toll Free: 800-886-7007 ▪ Fax: 732-758-6671

Member FINRA/SIPC



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Network 1 Financial Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Network 1 Financial Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Network 1 Financial Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Network 1 Financial Securities, Inc. stated that Network 1 Financial Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading, effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, receiving transaction-based compensation for securities transactions to other broker-dealers and participating in public offerings of securities on a best effort basis. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Network 1 Financial Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Network 1 Financial Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
September 18, 2025

Nawrocki Smith LLP

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
NETWORK 1 FINANCIAL SECURITIES INC	8-29471

For the fiscal period beginning 7/1/2024 and ending 6/30/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 26,307,091.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item **1**.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 26,307,091.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 655,015.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 546,306.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.	$ 1,283,484.00	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income — $ 0.00		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) — $ 11,146.00		
c	Enter the greater of line 5a or 5b	$ 11,146.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 2,495,951.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 23,811,140.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 35,716.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 15,506.00	
11	a Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 15,506.00		
	c All payments applied for 2025 SIPC-6 and 6A(s)	$ 0.00		
	d Add lines 11a through 11c		$ 15,506.00	
12	**LESSER** of line 10 or 11d.			$ 15,506.00
13	a Amount from line 8		$ 35,716.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 15,506.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 20,210.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 20,210.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-29471	DEA: FINRA	2025	Jun

MEMBER NAME NETWORK 1 FINANCIAL SECURITIES INC
MAILING ADDRESS THE GALLERIA STE 241
2 BRIDGE AVE
RED BANK, NJ 07701-1106

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NETWORK 1 FINANCIAL SECURITIES INC
(Name of SIPC Member)

Peter Walsh
(Authorized Signatory)

8/8/2025
(Date)

pwalsh@netw1.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREE-UPON PROCEDURES</u>

To the Stockholders of
Network 1 Financial Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2025. Management of Network 1 Financial Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Network 1 Financial Securities, Inc. and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
September 18, 2025

Nawrocki Smith LLP